UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)

   David E. Mai
   336 Bollay Drive
   Santa Barbara, CA  93117

2. Issuer Name and Ticker or Trading Symbol

   Miravant Medical Technologies (MRVT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year

   04/05/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
       President

7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                  2)Trans-    2A.Deemed  3.Trans-   4.Securities Acquired(A)    5)Amount of    6)  7)Nature of
                                       action      execution  action   or Disposed of (D)           Securities         Indirect
                                       Date        Date, if   Code                 A               Beneficially   D   Beneficial
                                      (Month/     any (Month/                      or              Owned at       or  Ownership
                                       Day/Year)  Day/Year)   Code V     Amount    D  Price        End of Month   I
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Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative       2)Conversion  3)Trans- 3A)Deemed 4)Trans-    5)Number of Derivative            6)Date Exercisable and
Security                    or Exercise   action    Execution  action      Securities Acquired (A)           Expiration Date
                            Price of      Date      Date, if   Code        or Disposed of (D)
                            Derivative    (Month/  any(Month/
                            Security     (Day/Year) (Day/Year)  Code  V      A              D               Exercisable  Expiration
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Non-Qualified Stock Option     $1.3500  04/05/02 (1)  04/05/02    A        14,213                            04/05/03     04/05/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  3A)Deemed  7)Title and Amount                   8)Price     9)Number of  10) 11)Nature of
Security                       action    Execution   of Underlying                       of Deri-    Derivative        Indirect
                               Date      Date, if    Securities                          vative      Securities   D   Beneficial
                               (Month/   any(Month/                       Amount or     Security    Beneficially  or  Ownership
                              Day/Year)  (Day/Year)                       Number of                 Owned at      I
                  -                                   Title               Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     04/05/02  04/05/02    Common Stock         14,213         $1.3500     14,213        D   Direct
(right to buy)                 (1)

Explanation of Responses:

(1)
In February 2002, the Company implemented a cost restructuring program, which consisted of a reduction of wages for all employees and executives of the Company for a period of approximately ten weeks.  The reduced wages for this period were exchanged for stock options at a two-for-one ratio, with an exercise price of $1.35. These options represent the options granted in exchange for the reduced wages.  These options vest one year from the date of grant.

SIGNATURE OF REPORTING PERSON

/S/ David E. Mai
--------------------
    David E. Mai

DATE April 28, 2003